

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

August 5, 2009

Mr. Michael J. Chesser
Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, Missouri 64106

> **RE:** **Great Plains Energy Incorporated**
> **Form 10-K For Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 1-32206**

Dear Mr. Chesser:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief